1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN’S HOLLISTER OPERATION ON SAFETY WATCH-LIST

November, 23, 2010, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG). On Friday, November 19, 2010, Great Basin’s Hollister Mine (Hollister) in Nevada was notified by letter from the Federal Mine Safety and Health Administration (MSHA) that MSHA had conducted a “pattern” of violation screening pursuant to Section 104(e) of the Federal Mine Safety and Health Act of 1977 (the Act). The letter stated that MSHA has initially concluded that a potential pattern of violations exists at Hollister and set out a process by which Hollister may work with MSHA to avoid any further sanctions pursuant to that program.

MSHA’s initial finding is based mostly on alleged violations, rather than violations which have been fully adjudicated. To date, most of the alleged violations that form the basis for MSHA’s finding have been challenged by Great Basin. The Company is confident that it will prevail in the great majority of those challenges and believes, for that and other reasons, it should be removed from the watch-list without the penalties of Section 104(e) being invoked.

Section 104(e) provides that mine operators may be subject to closure orders for certain areas of the mine affected by certain specific types of violations until the mine receives a clean MSHA inspection. In most cases, such closures would affect areas of the mine that are not critical to production or would be corrected within a very short time.

Ferdi Dippenaar, President and CEO, commented: “While we at Great Basin disagree with MSHA’s potential pattern finding and the bases for that finding, we take this matter very seriously. We are deeply committed to the health and safety of our workforce. We are proud of our safety record and have been recognized by the Nevada Mining association with safety awards. At the same time, Great Basin has been proactive in its approach to MSHA inspections, employing a former MSHA inspector who does regular mine inspections, which has recently resulted in Great Basin receiving a clean quarterly inspection. We will work with MSHA through their established process to avoid an adverse finding so that Hollister will continue to be a safe workplace and a productive member of the mining industry for years to come.”

Great Basin is a mining company engaged in the exploration and development of gold properties. The Company is currently focused on bringing two mines in the world’s two richest gold producing regions into production. The Hollister gold project is located on the Carlin Trend in Nevada, USA and the Burnstone gold mine is located in the Witwatersrand Basin goldfield of South Africa.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services at:

Tsholo Serunye in South Africa	+27 (0) 11 301 1800
Michael Curlook in North America	+1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	+1 (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address safety regulatory or similar findings that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties related to interpretation of policies, regulatory attitudes and the number and rate of safety incidents even where the Company has taken all proper steps to prevent them. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.